Ecopetrol reports senior management changes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that the Board of Directors, in its meeting held on July 31, 2024 adopted the following decisions:

As part of the implementation of the new organizational structure, approved and announced on June 6, the following permanent appointments were made:

•	Sandra Lucía Rodríguez as Corporate Vice President of Territorial Transformation and HSE starting on August 1, 2024. Sandra has been in charge of this vice presidency since June 28, 2024. She is a lawyer from Javeriana University, specialist in Commercial and Administrative Law, with a master’s degree in public law and environmental policy and management. She has 28 years of experience, highlighting her work with territories and communities, sanctioning procedures, and evaluation of environmental regulations for public and private sector companies. Previously, she served as Delegate Ombudsman for Collective and Environmental Rights at the Ombudsman's Office, with national responsibility for the protection of collective rights and jurisprudential recognitions.

•	Camilo Barco Muñoz as Corporate Vice President of Finance and Sustainable Value starting on August 20, 2024. Camilo is a lawyer specializing in Financial Law, with studies in Corporate Finance and Capital Markets at the London School of Economics and the Chicago Booth School of Business. He has 24 years of experience in the public and private sectors, notably serving as General Director of State Participations at the Ministry of Finance and as Director of Investment Banking at BBVA Colombia. He was Senior Vice President - Director of Investment Banking at Itaú Colombia. Previously, he was Managing Director / Country Head at Alvarez & Marsal, Financial Vice President at Interconexión Eléctrica S.A., and a member of the Board of Directors of Ecopetrol S.A.

•	Jaime Andrés García as Vice President of Procurement and Services starting on September 2, 2024. Jaime is a Civil Engineer from Universidad de los Andes, a specialist in Business Administration, and holds a master's degree in Business Administration from the Polytechnic University of Madrid. He has 24 years of experience holding strategic positions in national and multinational companies. His experience has been primarily related to supply chains, operations, procurement, finance, and shared services, in companies such as Banco Agrario, ETB, and Dexeright, among others.

•	Alberto José Vergara Monterrosa as Corporate Director of Compliance starting on August 1, 2024. Alberto has been in charge of the Corporate Compliance Vice Presidency since April 2024 and the Corporate Compliance Directorate since June 6, 2024. He has over 23 years of experience in the hydrocarbons sector. He is a lawyer from the National University of Colombia, with specializations in Contractual Law, Business Law, and Commercial Law, and holds a master's degree in Private Law.

Bogota D.C., July 31, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Lina Maria Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co